EXHIBIT 99.2

October 07, 2010 05:43 PM Eastern Daylight Time

Cazador Acquisition Corporation Ltd. Announces Pricing of $40,000,000 Initial Public Offering

NEW YORK--(BUSINESS WIRE)--Cazador Acquisition Corporation Ltd. (the "Company") (NASDAQ:CAZAU), a special purpose acquisition company formed for the purpose of acquiring an operating business in developing countries in Central and Eastern Europe, Latin America or Asia, today announced the pricing of its initial public offering of 4,000,000 units at a price of $10.00 per unit. Each unit issued in the initial public offering consists of one share of the Company's common stock and one warrant to purchase one share of common stock at an exercise price of $7.50 per share.

The Company’s units are expected to commence trading on October 8, 2010 on the NASDAQ Capital Market under the ticker symbol "CAZAU." The Company has granted the underwriters a 45-day option to purchase up to an additional 600,000 units to cover over-allotments, if any.

Prior to the effectiveness of the public offering, the Company consummated a private placement to the Company's sponsor, Cazador Sub Holdings Ltd., of 4,340,000 insider warrants at a price of $0.50 per warrant. The insider warrants will be substantially similar to the warrants sold in the public offering. No placement fees will be payable in connection with the private placement.

The Company will deposit $40,300,000 of the gross proceeds of the public offering and private placement into a trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee. None of the funds held in trust will be released from the trust account, other than interest income net of taxes for working capital, until the earlier of (i) the consummation by the Company of a business combination transaction within the required time frame and (ii) the Company's redemption of 100% of the public shares sold in the offering if the Company is unable to consummate a business transaction within the required time frame.

Rodman & Renshaw, LLC, a subsidiary of Rodman & Renshaw Capital Group, Inc. (NASDAQ:RODM) and Maxim Group LLC acted as joint book-running managers of the offering. Chardan Capital Markets, LLC, EarlyBirdCapital, Inc. and Macquarie Capital acted as co-managers of the offering.

The offering of these securities will be made only by means of a prospectus. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Copies of the final prospectus relating to the offering, when available, may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, a copy of the prospectus related to this offering may be obtained from Rodman & Renshaw, LLC, Prospectus Department, 1251 Avenue of the Americas, New York, NY, 10020, telephone: 212-430-1710 or email: prospectus@rodm.com.

Contacts

Cazador Acquisition Corporation Ltd.
Francesco Piovanetti, +1 (787)-993-9650
business@cazador1.com
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